Exhibit 99.6

($ amounts in thousands)	For the Three Months Ended March 31, 2018	For the Year Ended December 31, 2017	For the Year Ended December 31, 2016	For the Year Ended December 31, 2015	For the Year Ended December 31, 2014	For the Year Ended December 31, 2013
Earnings:
Increase in Net Assets Resulting from Operations	$33,836	$111,609	$137,007	$63,568	$85,050	$66,983
Income taxes, including excise taxes	850	2,835	2,225	1,500	1,144	119

Total earnings before taxes	$34,686	$114,444	$139,232	$65,068	$86,194	$67,102

Fixed Charges:
Interest	$9,070	$27,441	$23,108	$22,010	$15,078	$10,469

Total fixed charges	$9,070	$27,441	$23,108	$22,010	$15,078	$10,469

Earnings available to cover fixed charges	$43,756	$141,884	$162,340	$87,078	$101,272	$77,571
Ratio of earnings to fixed charges	4.8	5.2	7.0	4.0	6.7	7.4
Footnote disclosure:
Total unrealized and realized gains (losses)	$2,650	$(8,650)	$29,674	$(31,730)	$(19,425)	$9,482
Earnings available to cover fixed charges excluding above	$41,106	$150,535	$132,666	$118,808	$120,697	$68,089
Ratio of earnings to fixed charges excluding above	4.5	5.5	5.7	5.4	8.0	6.5